SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2021 (Report No. 4)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Results of the Annual and Extraordinary General Meeting of Shareholders

On May 25, 2021, Nano Dimension Ltd. (the “Company”), convened an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”).

The Meeting was called for the following purposes:

Discussion regarding the Company’s financial statements for the fiscal year ended December 31, 2020;

Proposal No. 1	To approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2021, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation;

Proposal No. 2	To re-elect each of (a) Amit Dror, and (b) Roni Kleinfeld for a three-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2024 and until their respective successors are duly elected and qualified;

Proposal No. 3	To authorize Mr. Yoav Stern, the Chief Executive Officer of the Company, to also serve as the Chairman of the Board of Directors of the Company for a term of three years from the date of the Meeting; and

Proposal No. 4	To approve a grant of options to the Company’s directors.

The Meeting was adjourned for one and a half hours due to lack of quorum. At the re-convened Meeting, a quorum was present and the shareholders of the Company approved all agenda items as originally proposed.

This Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-233905  and 333-251155) and Form S-8 (File No. 333-214520 and 333-248419) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: May 25, 2021	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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